--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               FINAL AMENDMENT TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                                 PRIMEDIA INC.
                            ------------------------

                                (Name of Issuer)

                                 PRIMEDIA INC.
                            ------------------------

                      (Name of Person(s) Filing Statement)

                  $9.20 SERIES E EXCHANGEABLE PREFERRED STOCK
                            ------------------------

                         (Title of Class of Securities)

                                  482727 70 8
                            ------------------------

                     (CUSIP Number of Class of Securities)

                             ANN M. RIPOSANU, ESQ.
                                 PRIMEDIA INC.
                                745 FIFTH AVENUE
                            NEW YORK, NEW YORK 10151
                                 (212) 745-0100
                    ---------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications on Behalf
                         of Person(s) Filing Statement)

                                    COPY TO:
                             GARY I. HOROWITZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                                JANUARY 16, 1998
                            ------------------------

     (Date Tender Offer First Published, Sent or Given to Security Holders)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               PAGE 1 OF 5 PAGES
                            EXHIBIT INDEX AT PAGE 5

    This Final Amendment to the Issuer Tender Offer Statement on Schedule 13E-4 being filed by PRIMEDIA Inc. ("PRIMEDIA"), amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed by PRIMEDIA on January 16, 1998 (the "PRIMEDIA 13E-4"), and relates to the Exchange Offer described therein. All capitalized terms used herein but not otherwise defined shall have the meaning given to them in the PRIMEDIA 13E-4.

    The following information is furnished pursuant to General Instruction D to
Schedule 13E-4: The Exchange Offer expired at 5:00 p.m., New York City time, on February 17, 1998. Pursuant to the terms of the Exchange Offer, PRIMEDIA accepted for exchange 1,250,000 shares of Old Preferred Stock constituting all outstanding shares of Old Preferred Stock. The final results of the Exchange Offer are set forth in Exhibit (a)(vi) hereto.

ITEM 1. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(i) Prospectus, dated January 16, 1998.*

     (a)(ii) Letter of Transmittal with respect to the Old Preferred Stock.*

     (a)(iii) Instruction to Registered Holder from Beneficial Owner of the Old Preferred Stock.*

     (a)(iv) Notice of Guaranteed Delivery with respect to the Old Preferred Stock.*

      (a)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(vi) Press release issued by PRIMEDIA on February 17, 1998.

        (b) Not applicable.

        (c) Registration Rights Agreement dated as of September 26, 1997 among PRIMEDIA, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers, Inc.*

        (d) Opinion of Simpson Thacher & Bartlett regarding the material United States federal income tax consequences to holders of the Old and New Preferred Stock.*

        (e) See the Prospectus filed as Exhibit (a)(i) above.

        (f) Not applicable.

------------------------

*   Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                PRIMEDIA INC.

                                By:  /s/ BEVERLY C. CHELL
                                     -----------------------------------------
                                     Name: Beverly C. Chell
                                     Title: Vice Chairman and Secretary

Dated: February 18, 1998

                                 EXHIBIT INDEX

NUMBER     EXHIBIT
---------  --------------------------------------------------------------------------------------------------------

   (a)(i)  Prospectus, dated January 16, 1998.*

  (a)(ii)  Letter of Transmittal with respect to the Old Preferred Stock.*

 (a)(iii)  Instruction to Registered Holder from Beneficial Owner of the Old Preferred Stock.*

  (a)(iv)  Notice of Guaranteed Delivery with respect to the Old Preferred Stock.*

   (a)(v)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

  (a)(vi)  Press release issued by PRIMEDIA on February 17, 1998.

      (b)  Not applicable.

      (c)  Registration Rights Agreement dated as of September 26, 1997 among PRIMEDIA, Morgan Stanley & Co.
           Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc.*

      (d)  Opinion of Simpson Thacher & Bartlett regarding the material United States federal income tax consequences to holders of the Old and New Preferred Stock.*

      (e)  See the Prospectus filed as Exhibit (a)(i) above.

      (f)  Not applicable.

------------------------

*   Previously filed.